December 22, 2005
Donald A. Walker, Jr.
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
This letter is in response to the comments you raised in your letter dated December 8, 2005 based on your review of Sovereign Bancorp’s Form 10-K for the Year Ended December 31, 2004 and the Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005. Below is each of your comments and Sovereign’s related responses.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other Expenses, page 17
1.	We note your disclosure that during the second quarter of 2004, you made a $60 million investment in a synthetic fuel partnership. Please tell us the following
•	The dollar amount of tax credits which were used to reduce your income tax expense during 2004;

•	The authoritative literature followed in accounting for the partnership; and

•	Why you believe that you will receive tax credits in excess of your recorded investment over the life of the partnership
Sovereign Response
Sovereign has an investment in a synthetic fuel limited liability company that generates IRC Section 29 tax credits for the production of fuel from a non-conventional source (“the Synthetic Fuel LLC”). We account for this investment in accordance with the provisions of APB 18, “The Equity Method of Accounting for Investments in Common Stock”. As such, our investment increases or declines as profits or losses are allocated to our share ownership. We classify this investment with our other equity method investments within our balance sheet and include our share of the losses generated by the investment in the earnings-in-equity-method-investments line within the other expenses section of our income statement, in accordance with paragraph 19c of APB 18.
Sovereign recorded tax credits of $20.4 million as a reduction of income tax expense in 2004 related to our investment in the Synthetic Fuel LLC. The effect of these tax credits on our

Donald A. Walker, Jr.
Securities and Exchange Commission
December 22, 2005

income tax rate is disclosed in the effective tax rate reconciliation table in footnote 18 to the consolidated financial statements.
The Synthetic Fuel LLC will not generate tax credits if it cannot produce and sell synthetic fuel to third party power plants. However, synthetic fuel is priced lower than the other sources of power used by the plants which, thus far, has resulted in the power plants purchasing all of the synthetic fuel that the Synthetic Fuel LLC produces. If this continues it will ensure that the tax credits will continue to be realized in the future and that we will receive tax credits in excess of our recorded to investment over the remaining life of the partnership. For the time period January 1, 2005 through December 31, 2007, we are projecting to receive approximately $90 million of tax credits, which is based on projected tonnage of synthetic fuel expected to be produced and sold through December 31, 2007. The projected tax credits could be reduced and ultimately eliminated based on a formula tied to the annual average wellhead price per barrel of domestic crude oil which is not subject to regulation by the United States.
Each quarter, we analyze our investment for impairment and consider the projected tax credits that will be received based on current and projected average crude oil prices and the projected remaining fuel production volume. Based on this analysis, we concluded that our investment was not impaired at December 31, 2004 nor in any of the quarterly reporting periods in 2005. We will continue to monitor oil price increases in the future and their related impact on our investment and recognition of alternative energy tax credits.
Other Assets, page 26
2.	We note your disclosure that you have $431 million of assets associated with your precious metals business. Please tell us the following:
•	How you account for these assets, citing the authoritative literature used;

•	How you value these assets and account for changes in fair value;

•	The dollar impact(s) these assets have on your financial statements; and

•	In depth, what kind of business you use these assets in.
Sovereign Response
The precious metals business unit contributed fee income of $18.9 million or 4% of Sovereign’s consolidated non-interest income for the year ended December 31, 2004. Sovereign’s precious metals group provides physical inventory services to commercial customers who utilize precious metals in their business. The customers are typically jewelry manufacturers, wholesalers or retailers and certain other businesses that utilize precious metals in their end products. Sovereign consigns this inventory to our customers. We earn a fee on the consigned inventory, which is recognized over the consignment period. At the end of the consignment period, the customer has the option of returning the consigned inventory or paying cash (i.e., buying the metal at the fair market value at the date of return). Sovereign retains ownership of the metal during the consignment period.
At December 31, 2004, we had net assets of $431 million related to our precious metals business. Our inventory asset positions are carried at fair market value within other assets on our balance sheet, with changes recorded in earnings based on Accounting Research Bulletin No. 43, Chapter 4, Statement 9 which indicates the following:

Donald A. Walker, Jr.
Securities and Exchange Commission
December 22, 2005

“Only in exceptional cases may inventories properly be stated above cost. For example, precious metals having a fixed monetary value with no substantial cost of marketing may be stated at such monetary value”.
We hedge our inventory positions through a combination of forward purchase and sale agreements and futures contracts to protect against movements in precious metal prices. Sovereign’s forward purchase and sale agreements and future positions are accounted for as derivatives under FASB Statement 133 and as such are recorded on the balance sheet at fair value with market value changes recorded in the income statement. The fair value of these derivative instruments at December 31, 2004, was a net unrealized gain of $11.3 million and this balance is included in the net assets related to the precious metals business of $431 million at December 31, 2004.
Financial Statements
Note 1 – Summary of Significant Accounting Policies, page 51
3.	Please confirm that you follow the guidance in FASB 114 and FASB 118 in determining your specific allowance. If you do not, please tell us how you applied FASB 114 and FASB 118 in determining the amount of your specific and your overall allowance for loan losses.
Sovereign Response
Sovereign applies the guidance in FASB Statements No. 114 and 118 in determining its specific allowance for loan losses. We have disclosed in footnote 1 of our financial statements that we define impaired loans in accordance with Statement No. 114 and 118. For loans that are subject to Statement No. 114 and 118, the specific allowance element of the allowance for loan losses includes amounts related to shortfalls in collateral coverage as determined under Statement No. 114 and 118, and an estimate of other probable losses based on analysis of historical and projected losses on impaired loans.
We will revise the disclosure in future filings in our discussion of “Critical Accounting Policies” in our MD&A, as well as our “Summary of Significant Accounting Policies” in footnote 1 to specifically state that we apply Statements No. 114 and 118 in determining the specific allowance for loan losses.
Note 6 — Investment Securities, Page 58
4.	We note your disclosure regarding the fair value and the unrealized losses of non agency securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more that are not considered to be other than temporarily impaired. Please tell us what types of investments make up your non-agency securities and explain your basis for concluding that these investments were not other than temporarily impaired as of December 31, 20004, March 31, 2005, June 30, 2005, and September 30, 2005. Please provide us with your comprehensive analysis based on the factors described in SAB Topic 5.M.

Donald A. Walker, Jr.
Securities and Exchange Commission
December 22, 2005

Sovereign Response
Sovereign’s non–agency debt securities consist of mortgage-backed securities and collateralized mortgage obligations issued by private institutions. These investments are all highly rated (investment grade – Aaa rated) and have contractual maturity dates which require payment of the principal amount of the securities. The fair values and unrealized losses on the non-agency securities as of December 31, 2004 and each quarter-end in 2005 were as follows:

	Less than 12 months			12 months or Longer
		Unrealized			Unrealized
	Fair Value	Losses	%	Fair Value	Losses	%
Non-agencies - 12/31/04	$2,078,281	$18,837	0.91%	$68,554	$1,800	2.63%
Non-agencies - 3/31/05	2,925,841	55,169	1.89%	65,528	417	0.64%
Non-agencies - 6/30/05	1,705,037	13,475	0.79%	724,645	11,571	1.60%
Non-agencies - 9/30/05	2,125,760	38,247	1.80%	719,658	19,467	2.71%
Each quarter, Sovereign evaluates the amount of unrealized losses in its investment portfolio and considers whether any of the unrealized losses are other than temporary. In making this evaluation, Sovereign considered the guidance in SAB Topic 5.M. We evaluated the length of time and the extent to which the market value for the securities had been less than cost and noted no securities had losses significantly below cost. We also took into account that the principal and interest on these securities are from issuers that are investment grade (Aaa rated). We therefore focused on the financial condition of the issuers and noted that no negative changes in investment ratings occurred during any of the above time periods which could be an indicator that the issuers would not have the ability to make the scheduled interest and principal payments on these securities that would lead to Sovereign not realizing its cost basis in these investments. At each of the above time periods, the change in the unrealized losses on the non agency mortgage-backed securities were caused by changes in interest rates. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at any of the above time periods.
Note 12 – Borrowings and Other Debt Obligations, Page 66
5.	We note your disclosure that you issued contingent convertible trust preferred equity income redeemable securities (“PIERS”). The debt is convertible into common stock if certain conditions are met. Please tell us how you account for the conversion feature associated with the debt. Refer to FASB Statement 133 and EITF 00-19.
Sovereign Response
In 2004, Sovereign issued $800 million of Contingent Convertible Trust Preferred Equity Income Redeemable Securities (“PIERS”). The offering was completed through Sovereign Capital Trust IV (the “Trust”), a special purpose entity established to issue the PIERS. Each PIERS had an

Donald A. Walker, Jr.
Securities and Exchange Commission
December 22, 2005

issue price of $50 and represents an undivided beneficial ownership interest in the assets of the Trust, which consist of:
•	Junior subordinated debentures issued by Sovereign with a distribution rate of 4.375% per annum on the $50.00 issue price, and each of which will have a principal amount at maturity of $50 and a stated maturity of March 1, 2034; and

•	Warrants to purchase shares of Sovereign common stock from Sovereign at any time prior to the close of business on March 1, 2034, by delivering junior subordinated debentures (or, in the case of warrant exercises before March 5, 2007, cash equal to the accreted principal amount of a junior subordinated debenture).
We concluded that the debt and the warrant components of the PIERS should be accounted for separately, because prior to March 5, 2007, the holder has the ability to exercise the warrant with cash without surrendering the debenture if certain conditions are met. Paragraph 7 of APB 14 states that accounting for the components as a single instrument is required if “the holder can not exercise the option to convert unless he foregoes the right to redemption, and vice-versa.” As noted above, the holder of the PIERS unit has the right to tender the warrant for cash without redeeming the debenture. Sovereign allocated the proceeds of the PIERS offering between the debenture and the warrant based on the relative fair value method as provided in paragraph 15 of APB 14. The debentures are included in borrowings and other debt obligations on our consolidated balance sheet. The value assigned to the warrant is recorded as a separate component of our stockholders’ equity. Assigning a portion of the proceeds to the value of the warrant results in the debentures being recorded at a discount, which is being accreted into earnings over the life of the debentures using the effective interest rate method. Accordingly, although the coupon on the PIERS debenture is 4.375%, the effective rate reflected in our consolidated income statement is 7.55%.
We considered FASB Statement 133 and EITF 00-19 in accounting for the warrants and determined that the warrants had all of the characteristics of a derivative instrument as defined in paragraph 6 of Statement 133. However, although the warrants had the characteristics of a derivative instrument, we noted the warrants met the exception criteria in paragraph 11 of FASB Statement 133 as follows:
“Notwithstanding the conditions of paragraphs 6–10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:
a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position”
We also considered the guidance in EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” to determine whether there were specific features in the warrant or structure which would require the warrant to be treated as a liability. EITF 00-19 provides that a contract that requires net-cash settlement or a contract that gives the counterparty a choice of net-cash settlement or settlement in shares is classified as a liability. The warrants provide only for issuance of shares upon exercise and do not require net cash settlement or provide for settlement alternatives at the option of the holder. EITF 00-19 further provides that contracts that include any provision that could require net-cash

Donald A. Walker, Jr.
Securities and Exchange Commission
December 22, 2005

settlement be considered an asset or liability. Accordingly, contracts must meet all of the following additional conditions to be accounted for as equity:
1.	The contract permits the company to settle in unregistered shares.
2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.
7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract
8.	There is no requirement in the contract to post collateral at any point or for any reason. –
Sovereign evaluated each of these criteria and since the warrants meet all of the additional criteria specified in EITF 00-19 for equity classification, Sovereign concluded that the warrants are appropriately included in equity in Sovereign’s consolidated balance sheet.
6.	We note your disclosure that you will pay contingent distributions of $0.08 per $50 issue price per PIERS under certain conditions. Please tell us what these conditions are and how you account for these contingent distributions. Please cite authoritative guidance.
Sovereign Response
Each PIERS unit receives annual distributions of 4.375% on the $50 issue price. Additionally, each PIER holder is entitled to contingent distributions during any three-month period, commencing with the three-month period beginning March 1, 2007, if the average trading price of the PIERS for a five trading day measurement period equals 130% or more of the issue price of the PIERS (i.e. 130% of the $50 issue price or $65). The amount of the contingent distribution payable for the PIERS in respect of any three-month period in which the contingent distributions are payable is $0.08 per the $50 issue price of the PIERS.
We did consider whether this contingent interest feature would be considered an embedded derivative instrument under FASB Statement 133 that should be separated from the host contract and accounted for as a derivative instrument. We concluded that since the payment of the contingent interest is dependent on the trading price of the PIERS, it would not be clearly and closely related to the PIERS debenture and accordingly should be bifurcated and accounted for as a derivative instrument under FASB Statement 133. The contingent option is a written option. We evaluated the most appropriate valuation for the contingent interest derivative and concluded that the valuation should be based on what an investor would pay for the feature. For securities where the contingent interest does not become payable until after the non-call period

Donald A. Walker, Jr.
Securities and Exchange Commission
December 22, 2005

(as is the case with our structure), we concluded that an investor would not be willing to pay any consideration for contingent interest since the issuer may call the unit to avoid payment of contingent interest. We therefore concluded that there was no value to the embedded contingent interest derivative at the inception of the PIERS financing. We understand that the fair value of this embedded derivative might not always be zero, and therefore each quarter we monitor the structure to determine if the probability of payment of contingent interest has changed in order to determine the estimated fair value of this derivative. We will record any changes in fair value in earnings. To date, we have concluded that the fair value is zero.
Note 21 – Derivative Instruments and Hedging Activities, page 77
7.	You disclose that you had no ineffectiveness on either your fair value or cash flow hedges, and on page 52 you disclose that you formally document the relationships of certain qualifying hedging instruments and hedged items. Please tell us the following for each of your fair value and cash flow hedges:
•	Whether you used the short-cut or matched terms method to assess hedge effectiveness

•	If you used the short-cut method, how you determined that such hedges met the conditions of paragraph 68 of FASB 133 to qualify for such treatment; and

•	how you assess and measure hedge ineffectiveness.
Sovereign Response
Cash Flow Hedges
As of December 31, 2004, Sovereign had $1.9 billion pay-fixed receive-floating rate interest rate swaps that are accounted for as cash flow hedges. The fair market value of the cash flow hedges as of December 31, 2004 was a net liability of $58 thousand. Sovereign uses these interest rate swaps to hedge exposure to changes in cash flows associated with forecasted interest payments on variable rate liabilities. For all of our cash flow derivative contracts, we use the matched terms method for evaluating effectiveness. In structuring our contracts, we ensure that all of the terms of each contract match the terms of the forecasted rollover of 3 month borrowings, including the exact the swap reset date, interest payment dates, the benchmark index (3 month libor), and notional amount. In accordance with paragraph 155 of FASB Statement 133, and also described in DIG Issue G-9, because the swap and the hedged forecasted interest payments are based on the same notional amount, have the same reset and interest payment dates, and are based on the same benchmark interest rate designated under paragraph 29(h) of FASB Statement 133, Sovereign may conclude that there will be no ineffectiveness in the hedging relationship (absent a default by the swap counterparty or changes to the critical terms). Therefore, on a quarterly basis, we perform an analysis to a)confirm that there haven’t been any changes in the counterparty credit risk profile, b) that the forecasted rollovers of debt continue to be probable of occurring, and c) that the critical terms of the derivative contract and hedged item continue to match.
Fair Value Hedges Where The Shortcut Method Is Applied
$1.1 billion of the $1.6 billion of fair value interest rate swaps are hedging changes in fair value on term debt obligations and term brokered certificates of deposits. The fair market value of the fair value hedges as of December 31, 2004 was a net liability of $19.6 million. These swaps are designed so that the fair value at inception equals zero, and there is no financing elements incorporated into the interest rate swap. These fair value hedges meet all of the requirements for the “shortcut” method of accounting under FASB Statement 133. At the inception of each of the above derivative contracts accounted for as

Donald A. Walker, Jr.
Securities and Exchange Commission
December 22, 2005

fair value hedges, we evaluated the terms of the contract and the terms of the debt instrument that was being hedged and contemporaneously confirmed that all conditions in paragraph 68 were met.
Fair Value Hedges Where the Shortcut Does Not Apply
$0.5 billion of the $1.6 billion of the interest rate swaps are hedging changes in fair value on callable brokered certificates of deposit (CD). The fair market value of these fair value hedges as of December 31, 2004 was a net liability of $6 million. Sovereign issues at a discount fixed rate brokered CD’s that have a call embedded within the CD that enables Sovereign to call the instrument at specified timeframes. Sovereign enters into interest rate swaps that have written call features embedded into the interest rate swap that mirror the call features embedded in the CD. Although the interest rate swap’s initial fair value is zero, these swaps have an initial cash payment on the fixed leg of the swap built into the instrument to match the discount on the brokered CD that is being hedged. These swaps do not qualify for the “shortcut” method as prescribed by FAS 133, as they failed to satisfy condition 68. 3 — that is, the formula for computing net settlements under the interest rate swap was not the same for each net settlement due to the up-front cash payment. However, because we structured these swaps with mirror image embedded written call features to the CD’s, and because all the other critical terms were structured to match, the resulting ineffectiveness from application of the long-haul method is immaterial. On a quarterly basis, we perform an analysis to confirm that there haven’t been any changes in counterparty credit risk and that the critical terms of the derivative contract and hedged item continue to match.
* * * * * *
In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;
•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and
•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United States
Sincerely
Mark R. McCollom
Chief Financial Officer